02019671

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Vf 3-12-02

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SEC FILE NUMBER
8-19301

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Tucker Anthony Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street
(No. and Street)

Boston	**MA**	**02108**
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 04 2002 WASH. D.C. 143 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John B. Mullin **(212) 225- 8014**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

We, John B. Mullin and John H. Goldsmith, swear (or affirm) that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of Tucker Anthony Incorporated, as of December 31, 2001, is true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer and that the statement of financial condition is made available to all the company's New York Stock Exchange, Inc. members and allied members.

John B. Mullin
Signature

Signature

Chief Financial Officer
Title

Chairman and Chief Executive Officer
Title

Notary Public

ANTHONY PUCIK
Notary Public, State of New York
No. 01PU4933267
Qualified in Kings County
Commission Expires July 25, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tucker Anthony Incorporated

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Directors of
Tucker Anthony Incorporated

We have audited the accompanying statement of financial condition of Tucker Anthony Incorporated (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tucker Anthony Incorporated at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

February 15, 2002

Ernst & Young LLP

Tucker Anthony Incorporated

Statement of Financial Condition

December 31, 2001

(Dollars in thousands)

Assets	
Cash	$ 138
Receivables from brokers, dealers and others	33,670
Securities purchased under agreements to resell	18,775
Securities owned, at market	135,873
Receivables from affiliates	47,174
Other assets	85,982
Total assets	$ 321,612
Liabilities and stockholder's equity	
Liabilities:	
Payables to brokers, dealers and others	$ 27
Securities sold under agreements to repurchase	6,508
Securities sold, not yet purchased, at market	25,632
Payables to affiliates	25,482
Accounts payable, accrued expenses and other liabilities	76,085
	133,734
Liability subordinated to claims of general creditors	47,000
Stockholder's equity	140,878
Total liabilities and stockholder's equity	$ 321,612

See notes to statement of financial condition.

Tucker Anthony Incorporated

Notes to Statement of Financial Condition

December 31, 2001

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Tucker Anthony Incorporated (the "Company" or "Tucker Anthony") is a full-service, retail brokerage and investment banking firm. The Company, headquartered in Boston, is engaged primarily in the retail and institutional brokerage business including corporate finance and underwriting services and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Tucker Anthony Holding Corporation (the "Parent") which is an indirect wholly-owned subsidiary of Tucker Anthony Sutro ("TAS"). Tucker Anthony Sutro is an indirect wholly-owned subsidiary of Royal Bank of Canada.

On April 1, 2001 TAS transferred the net assets of Branch Cabell, a regional brokerage and investment advisory firm based in Richmond, Virginia, to the Company. Branch Cabell's results are included in the statement of financial condition of the Company from the date of transfer.

On October 31, 2001 Royal Bank of Canada ("RBC") through its wholly-owned subsidiary RBC Dain Rauscher acquired all of the outstanding stock of the Company's ultimate parent, TAS. As part of this transaction, the Company's 401(k) plan and qualified profit sharing plan were terminated. Employees are now eligible to participate in the RBC Dain Rauscher Retirement Plan. All outstanding stock awards and option grants became part of the consideration received from RBC.

RBC plans to merge the Company with RBC Dain Rauscher during the first quarter 2002. As part of the integration, certain duplicative functions and related office space will be eliminated.

Tucker Anthony clears its securities transactions on a fully disclosed basis through Wexford Clearing Services Corporation ("Wexford" or the "clearing broker"), a guaranteed wholly-owned subsidiary of Prudential Securities Incorporated.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

1. Summary of Significant Accounting Policies (continued)

Securities Transactions

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, including derivative contracts held for trading purposes, are stated at market value with related changes in unrealized appreciation or depreciation reflected in stockholder's equity. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Goodwill

Included in other assets is goodwill of $23.6 million net of accumulated amortization of $4.4 million. Goodwill has been amortized on a straight-line basis over 15 years through December 31, 2001. Beginning January 1, 2002, amortization will cease and the Company will account for goodwill consistent with Statement of Financial Accounting Standards 142, *Goodwill and Other Intangible Assets.*

2. Receivables from and Payables to Brokers, Dealers and Others

Included in the receivables from brokers, dealers and others are unsettled proprietary trades. The Company's principal source of short- term financing is provided by Wexford from which it can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

3. Transactions with Customers

For transactions in which the Company, through Wexford, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and Wexford monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce the amount of extended credit when necessary.

The Company has agreed to indemnify Wexford for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2001, there were no amounts to be indemnified to Wexford for these customer accounts.

4. Liability Subordinated to Claims of General Creditors

The Company has, under a subordination agreement approved by the New York Stock Exchange Inc. (the "Exchange"), borrowed $47.0 million from Freedom Securities Holding Corporation, an affiliate of the Company, at an interest rate based on the one month LIBOR rate. The note will mature on November 29, 2003.

This subordinated liability constitutes part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

5. Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

5. Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase (continued)

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2001, the Company obtained approximately $18.8 million of securities on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary shorts sales.

6. Securities

Securities owned and securities sold, not yet purchased are recorded at market value and consist of the following at December 31, 2001 (in thousands):

	Owned	Sold, Not Yet Purchased
Obligations of the U.S. Government and its agencies	$ 29,403	$ 18,058
State and municipal obligations	70,368	741
Corporate debt	33,411	6,506
Corporate equities	2,691	327
	$ 135,873	$ 25,632

All securities owned are pledged to either repurchase counterparties or the clearing broker on terms which permit those parties to sell or repledge the securities to others subject to certain limitations.

7. Income Taxes

For the period January 1, 2001 through October 31, 2001, the Company is included in the consolidated federal income tax return filed by TAS. For the period November 1, 2001 through December 31, 2001, the Company is included in the consolidated federal income tax return of RBC Holdings (USA) Inc. The Company, generally, files separate state and local

7. Income Taxes (continued)

income tax returns but, where applicable, is included in a combined state income tax return with TAS or RBC Holdings (USA) and certain other subsidiaries of TAS or RBC Holdings (USA). Federal, state and local taxes have been provided for in this Statement of Financial Condition based on separate entity income at the effective rate of the Company.

The Company's income tax provision is computed in accordance with a Tax Sharing Agreement between TAS, the common parent, and its subsidiaries which has not been modified subsequent to the RBC acquisition. In accordance with this agreement, any temporary tax differences will be attributed to TAS. Accordingly, deferred tax assets are offset with current taxes payable.

Included in other assets is a $20.6 million receivable related to federal and state income taxes.

8. Net Capital Requirements

The Company is subject to the net capital requirements of the New York Stock Exchange, Inc. and the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Exchange and the Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2001, the Company had net capital of approximately $47.5 million which was $46.5 million in excess of the amount required to be maintained at that date.

Under the clearing arrangement with Wexford, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2001, the Company was in compliance with all such requirements.

9. Commitments and Contingencies

The Company leases office space and various types of equipment under noncancelable leases generally varying from one to eight years, with certain renewal options for like terms.

9. Commitments and Contingencies (continued)

At December 31, 2001, the Company's future minimum rental commitments based upon the terms (including escalation costs) under noncancelable leases which have an initial or remaining term of one year or more were as follows (in thousands):

2002	$ 17,483
2003	16,754
2004	16,254
2005	9,753
2006	3,376
Thereafter	5,813
	69,433
Less aggregate sublease income	(1,417)
	$ 68,016

The Company is a defendant or co-defendant in legal actions primarily relating to its broker-dealer activities. It is the opinion of management, after consultation with counsel, that the resolution of these actions will not have a material adverse effect on the financial position of the Company.

The Company has outstanding underwriting agreements and when-issued contracts which commit it to purchase securities at specified future dates and prices. The Company presells such issues to manage risk exposure related to these off-balance sheet commitments. Transactions which were open at December 31, 2001 have subsequently settled and had no material effect on the Statement of Financial Condition.

The Parent is a guarantor under the terms of a $100.0 million revolving credit agreement that TAS entered into with certain participating banks. TAS has no outstanding balance under this credit agreement as of December 31, 2001.

10. Stock Options and Stock Awards

Prior to the RBC acquisition, officers and other key employees of the Company were covered under Tucker Anthony Sutro's various stock option plans. The cost of the Company's allocable share of stock based compensation is reflected in stockholders equity. This Statement of Financial Condition does not reflect any other adjustments arising from RBC's purchase of TAS.

11. Benefits

Prior to the RBC acquisition, the Company had a 401(k) plan and a qualified profit-sharing plan which covered substantially all of its full-time employees. The plans included employee contributions and matching contributions by the Company subject to certain limitations. The aggregate contributions to the plans for the year ended December 31, 2001 were approximately $4.5 million.

12. Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, securities purchased under agreements to resell and certain receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including securities sold, not yet purchased, securities sold under agreements to repurchase, liability subordinated to claims of general creditors and certain payables are carried at fair value or contracted amounts approximating fair value.

13. Related Party Transactions

During 2001, the Company reimbursed affiliates for expenses incurred for certain liaison functions, data processing and communications support, rental arrangements for various furniture, fixtures and leasehold improvements, as well as for interest expense related to the cash subordination agreement. In addition, in the normal course of business the Company makes advances to various affiliates throughout the year. These related party transactions are reflected in stockholders equity.

STATEMENT OF FINANCIAL CONDITION

Tucker Anthony Incorporated

December 31, 2001
with Report of Independent Auditors